FORUM NATIONAL INVESTMENTS LTD.
Nine Month Report Fiscal 2009

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
(ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN CANADIAN DOLLARS, unless otherwise stated)

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim consolidated financial statements as at and for the Nine months ended June 30, 2009.

The following Management Discussion and Analysis dated August 15, 2009 should be read in conjunction with the Company’s consolidated financial statements for the year ended September 30, 2008 as well as the reference to forward-looking statements within this report. All results in this report are presented in Canadian dollars, unless otherwise indicated.

Overview

Based in Vancouver, B.C., Forum National Investments Ltd.:

  Owns and operates travel clubs under the name of Snowbird Vacations and Family Vacations Centers. In addition to accessing a full service travel agency and other travel benefits, travel club members are entitled to rent vacation ownership rentals from a broad variety of participating resorts at wholesale rates. The Company did not actively market new membership in the three-months ended June 30, 2009. The Company is investigating and developing an online marketing version from which to grow membership.
  Owns a passenger carrying yacht; the 120’ MV Spirit of 2010. The vessel was launched in February 2009 for charter cruises to the Pacific Northwest, Alaska and Baja Mexico in addition to day cruises from its home port in Vancouver, B.C. Marketing of the vessel and charters opportunities to the general public in addition to the existing travel club membership. Subsequent to June 30, 2009 the Company began generating limited charter revenue due to a catastrophic mechanical failure in July. The problem has since been rectified through the Caterpillar warranty program.
  Operates within the Life Settlement market. A Life Settlement is the purchase of an existing life insurance policy by a third party. The third party then continues to make the premiums payments until the policy has matured and at that time receives the benefits. There were no changes to the portfolio in the quarter. The Company presently holds $26 million in face value and sees this new market as a high growth opportunity in which to participate through its subsidiary The American Life Settlement Society.

Working Capital

As at June 30, 2009, we have cash on hand of approximately $4,357,988 (compared to $ 227,795 at the end of September 30, 2008, which were the result of life settlement maturities in 2008). We anticipate that it is likely that we will continue to have a negative cash flow from operations for the balance of 2009 and into 2010. Any additional major marketing initiatives or business development will also increase our cash requirements. Accordingly management may be required to seek additional financing including from the sale of common shares which could potentially result in a dilution to the existing shareholders.

While we believe all of these corporate initiatives will result in growth in our overall businesses, it is premature to make any trend assessment with respect to sales.

Operating Results

Nine months ended June 30, 2009 (“Q3-2009”) compared with Nine months ended June 30, 2008

Excluding net Life Settlement revenues, revenues from operations were $3,102,268 for the Nine months ended June 30, 2009 compared with $2,908,330 for the Nine months ended June 30, 2008, an increase of 6.7% or $193,938. The overall increase in revenue was a result of the increases in membership dues $257,418. Revenue recognized from our membership sales and Travel club division were at $434,292 in Q3-2009 compared with $230,076 in Q3-2008.

Expenses were $2,471,893 for the Nine months ended June 30, 2009 compared with $4,686,879 for the Nine months ended June 30, 2008, a decrease of $2,214,986. The decrease in costs of $2,214,986 can be attributed to several factors, the elimination of active marketing operations and the resulting decrease in wages, commissions and marketing costs for these operations of $1,556,945. The most notable increase in operating costs was legal and Accounting costs from $218,470 for the nine months ended June 30, 2008 to $376,649 for the nine months ended June 30, 2009 a 172% increase due to increased complexities in the Company’s financial reporting related to Life Settlement operations, acquisitions and other issues, as well as issues related to restatement of prior periods.

The company continues to achieve efficiencies in management and administrative roles for all the divisions.

Summary of Quarterly Results

Three months ended	06/30/09 $	03/31/09 $	12/31/08 $	09/30/08 $	06/30/08 $	03/31/08 $	12/31/07 $	09/30/07 $
Total Revenues	1,112,931	1,513,549	1,611,723	-907,326	7,541,138	1,633,100	1,150,354	854,686
Income from Operations	-203,540	-43,129	36,427	-3,453,582	835,696	-223,713	-556,073	-2,375,966
Income from Life Settlements	362,094	388,212	385,629	45,187	5,176,420	239,252	239,251	-
Wages	384,375	322,043	401,381	419,240	797,355	919,882	924,026	2,949,154
General and Administrative	34,729	-189,882	599,626	-752,448	1,808,458	678,569	524,875	250,415
Amortization - Property & Memberships	336,542	280,855	188,660	709,760	20,238	19,110	18,275	31,083
Earnings (Loss)	243,723	347,944	419,051	-3,406,395	6,012,116	15,539	-316,822	-2,514,647
Earnings (loss) per share	0.02	0.01	0.01	0	0.31	0	0	0

Liquidity and Capital Resources

During the Nine month period ended June 30, 2009 the Company increased its cash position by $4,130,193 from $227,795 at September 30, 2008 to $4,357,989 at June 30, 2009.

We continue to endeavor to operate our travel club operations on a cash neutral position. With the recent economic climate in the province of Ontario, the Company’s offices located in that area have been individually evaluated for their contributions or use of cash on a monthly basis in their membership sales and marketing initiatives. As of this time we are inactive in marketing of the travel club memberships. We are continuing to evaluate all corporate expenditures and investigate growth opportunities within these divisions. To continue our investments in our operations and projects we will be required to continue to draw down our cash reserves accordingly. We have no significant sources of financing at this time. Management may be required to seek additional financing including from the sale of common shares which could potentially result in a dilution to the existing shareholders. Should current economic conditions persist, management anticipates challenges raising financing through debt or equity.

At September 30, 2008, our liabilities relating to operations consisted primarily of a credit facility for the yacht construction total indebtedness of, $4,504,575 accounts payable to suppliers and service providers of $897,956, and operating lease obligations of $215,020.

Contractual Commitments

The Company's total contractual obligations at June 30, 2009 were $5,875,000 and were comprised of various types of debt, contracts, and operating leases.

	Payments Due by period (12 months ending) June 30, 2009
Contractual
Obligations
($ in thousands,	Total	2010	2011	2012	2013	2014	2014 and
except per share
data)							thereafter

CAT Facility and	5,705	564	588	543	543	543	2,924
Other loan
Convertible notes
payable	40	40	-	-	-	-	-
Operating leases
(office equipment
and premises)	130	87	29	7	5	2	-

Total Contractual	5,875	691	617	550	548	545	2,924
obligations

Outstanding Share Information

Authorized capital

Unlimited - Common shares without par value

Unlimited - Series “A” - Preference non-dilutive convertible shares without par value (convertible to 50% of outstanding common shares at the time of conversion)

Unlimited - Series “B” - Preference convertible shares without par value (convertible to one common share for each preferred share held)

Issued and outstanding capital

At August 15, 2009, our issued share capital was comprised of the following:

  28,613,983 common shares;
  13,933,983 Series ”A” Preferred Non-Dilutive shares; and
  13,933,983 Series ”B” Preferred Shares.

Off Balance Sheet Arrangements

The company has no off balance sheet arrangements.

Critical Accounting Estimates

Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes there has been no impairment of the Company’s long-lived assets as at June 30, 2009.

Stock-based Compensation

The Company has a stock-based compensation plan, whereby stock options are granted in accordance with the policies of regulatory authorities. The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes valuation model to determine the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimated and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

Legal Proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims are not likely to have a material adverse effect on the Company’s future operations or financial position.

Stock Exchange

The shares of the Company trade in the United States on the OTC Bulletin Board under the trading symbol “FMNLF”.

Corporate Governance

Forum believes that quality corporate governance is essential to ensuring effective management of our Company. Forum’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada.

Convergence with International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to IFRS for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE’s with a September 30 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending December 31, 2011, with comparative financial information for the quarter ended December 31, 2011. The first audited annual financial statements will be for the year ending September 30, 2012, with comparative financial information for the year ended September 30, 2011. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the October 1, 2011 opening balance sheet which will be issued as part of the comparative financial information in the December 31, 2011 unaudited interim financial statements.

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified. During fiscal 2009, the Company will continue to evaluate the impact of IFRS on the Company and develop and put in place a plan for the conversion to IFRS. If the Company decides not to early adopt the standards, the actual conversion work will occur in late 2009 and 2010, in anticipation of the preparation of the September 30, 2011 balance sheet that will be required for comparative purposes for all periods ending in 2012.

Disclosure Controls and Procedures and Internal Controls

Disclosure Control Risks

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. The Company’s management has concluded, based on their evaluation of the effectiveness of the Company’s disclosure controls and procedures as of June 30, 2009, that disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company subject to the reportable weakness identified below regarding segregation of duties. However, a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Control Risks

Management is responsible for certifying the design of the Company’s internal control over financial reporting (“ICFR”) as required by Multilateral Instrument 52-109 – “Certification of Disclosure in Issuers Annual and Interim Filings”. Our ICFR is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principals (GAAP). ICFR includes those policies and procedures that establish the following:

- maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of our assets;

- reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP;

- receipts and expenditures only being made in accordance with authorizations of management and the Board of Directors; and

- reasonable assurance regarding prevention or timely detection of unauthorized collection, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in condition, or that the degree of compliance with the policies or procedures may deteriorate. Management carried out the design of the Company’s internal controls over financial reporting and concluded, subject to the inherent limitations noted above; the Company has sufficient controls to meet the requirements as stated above.

Uncertainties and Risk Factors

See note 5 of the Companies interim financial statements for the nine-months ended June 30, 2009 for disclosure of risks affecting the Company’s financial instruments.

Note Regarding Forward-Looking Statements

Statements herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, and changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and its production distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing travel and vacationing trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of services, laws and regulations and changes thereto that may affect the way the Company’s service are marketed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.